JPMORGAN EXCHANGE TRADED-FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

June 3, 2022

Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

JPMorgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan Social Advancement ETF (“Social Advancement ETF”), JPMorgan Sustainable Consumption ETF (“Sustainable Consumption ETF”), and JPMorgan Sustainable Infrastructure ETF (“Sustainable Infrastructure ETF”) (each, a “Fund”, collectively, the “Funds”) — File Nos. Post-Effective Amendment No. 351

Dear Ms. Rossotto:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on April 6, 2022 and electronically on April 11, 2022 and as further discussed on May 16, 2022, May 26, 2022, May 27, 2022 and June 1, 2022 with respect to the filing related to the Funds. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or around June 10, 2022. For your convenience, we have restated your comments below followed by our response.

ALL FUNDS

Investment Objective

1.

Comment: The investment objective of the Social Advancement ETF indicates that the “Fund seeks to achieve long-term capital appreciation by investing in companies that the adviser believes are facilitating social and economic advancement.” The investment objectives of the Sustainable Infrastructure ETF and the JPMorgan Sustainable Consumption ETF contain similar disclosure indicating that the goal of such Funds will be met “by investing in companies” and describing the types of companies. Please move the disclosure about how the Fund achieves the objective to the strategy section.

Response: We respectfully acknowledge your comment but believe the existing disclosure is appropriate in each Fund’s investment objective. The goal of each of the Fund’s is not limited to “long- term capital appreciation.” Rather, each of the Funds has a sustainable objective and is a “thematic” fund meaning that, as part of its objective of seeking long-term capital appreciation, it seeks to identify and invest in companies that are relevant to the applicable investment theme. As a result, we believe the references “to investing in companies . . ..” in each of the investment objectives is an essential part of each Fund’s investment objective.

Fee Table

2.	Comment: Please provide a completed fee table prior to effectiveness.

Response: The fee table will be updated in the filing made pursuant to Rule 485(b). In addition, a copy of the completed fee table was provided to the Staff in draft prospectuses provided electronically on May 31, 2022.

3.	Comment: Confirm the Funds will not charge 12b-1 fees for at least a year following effectiveness of the registration statement.

Response: We hereby confirm. Currently, the Fund does not have a Rule 12b-1 plan and any adoption would need to be approved by shareholders.

Investment Strategy

4.

Comment: To the extent that derivatives are included for purposes of each Fund’s policy to invest at least 80% of its assets in equity securities. . . , please confirm that they will be valued at market rather than notional value for purposes of each Fund’s 80% policy.

Response: Derivatives are not included in the numerator for purposes of determining each Fund’s compliance with its 80% policy.

5.

Comment: The strategy section indicates that Themebot identifies companies that are “exposed” to each Fund’s theme. Simply being exposed to a theme seems inconsistent with potential investor expectations which are driven by significant and substantial exposure to a theme. While we note a reference to a minimum revenue threshold, it is unclear what the revenue threshold is, how it is applied and how the adviser determines if the revenues that are relevant to a theme are a meaningful and primary driver of the company’s business and returns. The investment process also includes references to the company’s relevance to a sub-theme based on the benefits, outcomes, and risks associated with such company’s products and services. Please be more specific concerning these factors. In addition, please provide additional disclosure in Item 9 indicating that the adviser analyzes industry and sector data or metrics in determining that a company is materially tied to a Fund’s sub-themes.

Response: The adviser uses its sustainable investment inclusion process, above and beyond initial screening through Themebot, to identify investments for the Funds. While an analysis of company revenue is included in this process, it is only part of the process. Moreover, we do not believe revenue by itself is determinative as to whether a company’s products and services significantly contribute to the sustainable objective of the applicable Fund. In this respect, the adviser analyzes the applicable environmental and social benefits associated with a company’s products or services to determine if the investment satisfies the Fund’s investment objective. In response to the staff’s comments, we are removing the paragraph immediately following the 80% policy from each prospectus1 due to its emphasis on Themebot and revising the investment process disclosure to provide additional disclosure concerning the importance of the role of adviser’s sustainable investment inclusion process in identifying investments for each Fund. While the revised disclosure identifies the current revenue threshold, it also further expands the disclosure concerning the adviser’s qualitative assessment of “benefits, outcomes and risks” and highlights that revenue is only one part of the process in determining whether an investment qualifies for purposes of a Fund’s 80% Policy. (See sample disclosure below for the Social Advancement ETF).

[1]

For example, for the Social Advancement ETF, the following paragraph will be deleted: “In determining relevance to the theme of social advancement, the adviser’s thematic criteria are based on a proprietary system, known as ThemeBot, that defines the investment universe of the Fund. Through natural language processing, the proprietary system determines textual relevance and revenue attribution to identify companies exposed to the theme of social advancement and its related sub-themes. Using the results of the adviser’s proprietary system as the basis for company selection, the adviser applies an active, bottom-up investment approach to stock selection, drawing on a fundamental research-based investment process. Because thematic investing involves qualitative and subjective analysis, there can be no assurance that the methodology utilized by, or determinations made by, the adviser will align with the beliefs or values of a particular investor.”

Investment Process: The Fund is an actively managed Fund and applies the investment process described below to select investments for the Fund other than its investments in derivatives and money market funds. The adviser begins with a universe of over 10,000 stocks of companies of all capitalization levels in both developed and emerging markets as potential investments for the Fund. In identifying companies that are facilitating social advancement from the starting universe, the adviser uses the following three steps.

Exclusionary Framework: As an initial step, the Fund seeks to avoid investing in companies that the adviser has determined, based on its exclusionary framework, to be significantly involved in certain business activities or industries, such as controversial weapons, thermal coal, or tobacco production2. This exclusionary framework relies on multiple data inputs including information from third party providers who identify an issuer’s participation in or the revenue which they derive from activities that are inconsistent with values- and norms-based screens.

Identification of Opportunity Set: After applying the exclusionary framework, the adviser uses its proprietary system, known as Themebot to help identify companies that are facilitating social advancement through their products and services. Themebot is designed to recognize key words and concepts that the adviser believes are attributable to such companies. Through natural language processing, Themebot analyzes public documentation such as regulatory filings, broker reports, news reports or company profiles sourced directly from the applicable company or third parties. As part of its process, Themebot determines textual relevance (based, in part, on the occurrences of key words and phrases), and revenues from the products or services that the adviser has identified as facilitating social advancement. Based on this processing, Themebot systematically ranks stocks based on textual relevance and revenue attribution to help the adviser prioritize its review of individual companies for inclusion in the portfolio.

Sustainable Investment Inclusion Process. The adviser then reviews individual securities using the adviser’s proprietary sustainable investment inclusion process to identify securities that the adviser believes are facilitating social advancement. For all companies reviewed by the adviser under the sustainable investment inclusion process, the adviser analyzes: (1) the applicable environmental and/or social benefits associated with a company’s products and services and how they are facilitating social advancement, (2) the risks to the company, including whether there are business activities in other areas that could negate the positive benefits created by the company’s products or services, and (3) the governance qualifications of the company such as an evaluation of management structure, employee practices, remuneration of staff and tax compliance.

[2]	The proposed disclosure will also be updated to delete references to industries that currently are not specifically excluded under the exclusionary framework.

The process also uses a revenue threshold of 20% (subject to change as determined by the adviser from time to time) to determine whether a company’s products and services facilitate social advancement subject to review by the adviser to determine whether such revenue is reasonably attributable to such products or services. For companies that are identified as being below the revenue threshold or where the adviser determines that revenue is not available, relevant or meaningful, the adviser may still determine that the company facilitates social advancement based on one or more of the following considerations: (1) an identification of who benefits from the company’s products and services, (2) the scale and scope of the company’s products and services, and (3) the social or environmental outcomes associated with the company’s products and services and whether such outcomes would happen without such products or services.

Only companies that the adviser has identified as facilitating social advancement under the sustainable investment inclusion process are eligible for inclusion under the Fund’s 80% policy.

Security Selection. After identifying the companies that it believes are facilitating social advancement, the adviser selects securities using an active, bottom-up investment approach to determine which companies are best positioned to achieve the Fund’s objective of long-term capital appreciation based on fundamental analysis including ongoing discussions between the adviser’s stewardship team and/or investment team and companies (also known as engagement).

For purposes of the Fund’s 80% policy, the adviser is not limited to companies identified by Themebot and may add companies that have not been identified by Themebot but which the adviser has determined to be facilitating social advancement using the sustainable investment inclusion process. If a company ceases to qualify as a company that facilitates social advancement, the adviser may sell the security or alternatively retain the security if the adviser believes the company can resolve the issue in the short- term based on the adviser’s engagement with the company or other available information. Up to 20% of the Fund’s Assets may be invested in cash and cash equivalents and investments that do not satisfy the adviser’s sustainable investment inclusion process.

The above disclosure will be included in both the Risk/Return Summary and as part of the Item 9 disclosure in the More About the Fund section of the statutory prospectuses. In addition, the Sustainable Investment Inclusion Process disclosure in the More About the Fund section will also include the detailed disclosure highlighted below in response to the Staff’s comments.

Sustainable Investment Inclusion Process. The adviser then reviews individual securities using the adviser’s proprietary sustainable investment inclusion process to identify securities that the adviser believes are facilitating social advancement. As part of the sustainable investment inclusion process, the adviser has identified metrics, data points, and/or key performance indicators to help analyze whether a company’s goods and services are materially tied to the

Fund’s sub-themes. These metrics, data points, and/or key performance indicators may differ by industry, sector and/or sub-theme and may change over time as companies, goods and services develop and emerge to further facilitate social advancement. For all companies reviewed by the adviser under the sustainable investment inclusion process, the adviser analyzes: (1) the applicable environmental and/or social benefits associated with a company’s products and services and how they are facilitating social advancement, (2) the risks to the company, including whether there are business activities in other areas that could negate the positive benefits created by the company’s products or services, and (3) the governance qualifications of the company such as an evaluation of management structure, employee practices, remuneration of staff and tax compliance. . .

6.	Comment: Please explain to the Staff in the response letter the data sources that Themebot uses and the processes used to ensure that the data is complete and accurate.

Response: ThemeBot analyzes a wide range of data in seeking to identify companies exposed to a given theme, with data sources spanning regulatory filings, company profiles, company descriptions, earnings call transcripts, broker reports, and news articles. Data is sourced both directly (for example, regulatory filings) and through third-party data aggregators, with use and maintenance of data subject to firm-wide governance procedures. Data is updated on a regular basis and cleaned and pre-processed as required based on data format, with diagnostics performed to confirm data availability, time of data retrieval, and the validity of input data. For purposes of this correspondence, data cleaning and pre-processing refers to the process of detecting and correcting and/or removing corrupt or inaccurate data and transforming raw data into a useful and efficient format for natural language processing.

7.	Comment: Please disclose the source of the data that Themebot is using.

Response: The prospectus discloses the types of data Themebot uses and indicates that it reviews “public documentation such as regulatory filings, broker reports, news reports or company profiles.” The proposed disclosure in response to comment 5 has been updated to reflect that such data is sourced directly from the “applicable company or third parties.”

8.

Comment: We note that the Funds use third party metrics and third party research databases in its exclusionary framework of companies. Does the proprietary system use third party data as well? For any third party data used, in the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if a Fund intends to use multiple third party providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies. Also consider any related principal risks to the Fund’s use of third party data providers, since the criteria used by providers can differ significantly.

Response: We respectfully acknowledge the Staff’s comment; however, we believe the disclosure as further modified as described in response to Comments 5 is appropriate. As indicated above, Themebot uses data sources directly from companies and from third party aggregators. In addition, the adviser uses multiple data sources in its investment processes and does not consider any third party vendor as a primary vendor. In addition, such vendors may change over time. Moreover, data from third party vendors is only one input among a wide set of data inputs used by the adviser in assessing companies. As reflected in the current disclosure, the adviser’s assessment includes a review of proprietary data, information self-reported by companies, and internal fundamental research. Moreover, naming specific vendors overemphasizes their importance in the adviser’s proprietary assessment process. With respect to risk disclosure, we note that the prospectus contains the following disclosure concerning data.

The adviser and its proprietary system assess companies by using a wide set of data inputs, combined with fundamental analysis. While the adviser looks to data inputs that it believes to be reliable, the adviser cannot guarantee the accuracy of its proprietary system or third party data. Under the adviser’s investment process, data inputs may include information self-reported by companies and third party providers that may be based on criteria that differs significantly from the criteria used by the adviser to evaluate relevance to the Fund’s investment theme. In addition, the criteria used by third-party providers can differ significantly, and data can vary across providers and within the same industry for the same provider.

9.	Comment: Please explain in the correspondence what language Themebot considers relevant, how it ranks results, and why.

Response: ThemeBot systematically ranks stocks by their Thematic Exposure Score which is calculated as the simple average of Textual Relevance and Revenue Attribution. Underpinning both components of the Thematic Exposure Score is a “mind map” of words and phrases that are related to the theme along with a relevance score for each word or phrase. ThemeBot utilizes Natural Language Processing (“NLP”), to generate this “mind map.” For example, for the Sustainable Infrastructure ETF, a “mind map” for the sub-theme of Renewables Infrastructure might include words or phrases such as wind farm, solar power plant, geothermal energy, or hydroelectric power. Or, for example, for the Sustainable Consumption ETF, a “mind map” for the Sustainable Food and Agriculture sub-theme might include precision agriculture, vertical farming, companion planting or yield enhancement technology. These are automatically generated using an underlying NLP algorithm that relies on a wide range of textual data sources as noted above. ThemeBot then utilizes the “mind map” to calculate a Textual Relevance and Revenue Attribution score for each company in the underlying universe.

For a given company, the Textual Relevance score is derived from the occurrences of the words and phrases, and their corresponding scores, across that company’s textual data (which is comprised of the same multitude of textual sources that ThemeBot relies on for the “mind map”). This Textual Relevance score takes into account not only the occurrence of a given word or phrase and its score, but also the proportion of a company’s textual data that contains these words and phrases. The Revenue Attribution score also utilizes the words and phrases from the “mind map”, but searches across the given company’s revenue data to come up with a probabilistic likelihood of the revenue being related to the given theme. Thematic Exposure Score is then calculated as the simple average of the Textual Relevance and Revenue Attribution, allowing the ThemeBot to highlight stocks out of a broad universe that are exposed to a proposed theme based on textual evidence and on revenue generation.

Please note that ThemeBot is used as a decision support tool, providing portfolio managers with thematic relevance rankings prior to the construction of a Fund’s portfolio, rather than dictating position sizes in an automated manner. Output from the model is transparent in nature, with ThemeBot providing visual support of thematic relevance (e.g., specifying exactly where the aforementioned query words and phrases are in source material).

10.	Comment: Please explain in a response at a high level the overall process to develop and validate Themebot for this purpose.

Response: ThemeBot was developed across a range of teams at J.P. Morgan Asset Management (“JPMAM”), including research, portfolio management, and technology functions – with the objective of introducing a capability to provide exposure to a range of investment themes in a streamlined and scalable manner. A range of input and output testing was performed in developing and deploying ThemeBot as part of JPMAM’s broader model governance processes, including cross-checking model output between proof-of-concept and production versions and a range of sensitivity analyses on model input. In addition, ThemeBot is reviewed regularly by researchers, portfolio managers, and technology professionals.

11.	Comment: Please describe how Themebot determines the relevance of key words and disclose the source of the data that Themebot is using.

Response: The relevance of key words established in the “mind map” is based on the frequency in which those words are linked to the given theme across all data sources analyzed by ThemeBot. As disclosed in the prospectuses for the Funds, Themebot evaluates public documentation and provides examples of documentation including regulatory filings, broker reports, news reports or company profiles. Further detail concerning Themebot’s processes and data sources is provided in response to Comments 7 and 9 above.

12.	Comment: The disclosure indicates that Themebot ranks based on exposure score. What does exposure mean and what are the securities being ranked for?

Response: The securities are ranked for relevance to the applicable theme and related sub-themes. Please see the response to Comment 9 above for a further discussion of the Thematic Exposure Score and technical detail concerning its use in Themebot’s ranking process. Please note that the revised disclosure in response to comment 5 deletes the references to exposure score.

13.

Comment: Each Fund’s prospectus references industries that are excluded in the investment process. Please indicate whether such exclusions are used to define companies for purposes of the Funds’ 80% policy. In addition, please disclose all excluded industries in the Fund’s summary.

Response: Companies that would be included for purposes of each Fund’s 80% policy are based on the adviser’s sustainable investment inclusion process rather than industry exclusions. The sustainable investment inclusion process including additional disclosure is described in response to comment 5.

As the sustainable investment inclusion process is the focal point of each Fund’s investment process, we do not believe it is necessary to list every excluded industry but rather will include those industries that are relevant to the particular Fund’s theme. While all three Funds use substantially the same exclusionary framework, the disclosure is designed to identify the industries that we believe are relevant to investors in light of each Fund’s applicable theme. For example, the Social Advancement ETF will reference “tobacco production” given its theme of social advancement whereas the other Funds will not as such industry is not as relevant to their investment themes or the types of securities in which such Funds ordinarily would invest. As a result, we believe the disclosure provides the appropriate level of detail concerning excluded industries and is proportionate to the role the exclusionary framework plays in selecting investment for the Funds.

14.

Comment: In the strategy section, describe in detail the relationship between each Fund’s theme and the bottom up investment approach and fundamental analysis. For example, please disclose how does the Fund balance trade-offs (i.e., if a security ranks well in relevance to a Fund’s theme but less well with respect to value).

Response: As indicated in the response to Comment 1, the adviser believes that investments in companies that are relevant to the applicable theme is an essential component of each Fund’s investment objective as a thematic fund. Consistent with the investment objective, the adviser does not consider the relationship between a security’s relevance to a theme as independent from the applicable Fund’s goal of long-term capital appreciation. Rather, the adviser seeks to identify companies that are responsive to a Fund’s thematic and sustainable criteria as part of the goal of long-term capital appreciation based on the adviser’s bottom-up investment approach and fundamental analysis. The Funds do not prioritize a security’s relevance to a theme over the Fund’s financial goals but rather have the goal of long-term capital appreciation by seeking to identify companies relevant to the theme. While we do not view financial considerations as independent of relevance to each Fund’s investment theme, we have revised and simplified the disclosure in response to Comment 5 as well as clarify which investments are included for purposes of a Fund’s 80% policy (as defined in response to Comment 30).

15.	Comment: What does the adviser look for to determine if a company will further its objective of capital appreciation. Does it prioritize capital appreciation over its sustainable themes?

Response: As indicated in response to Comment 14, the Fund does not prioritize capital appreciation over the Fund’s theme and related sub-themes. In addition to seeking long-term capital appreciation, securities held in the portfolio are vetted through the adviser’s sustainable investment inclusion process as described in the response to Comment 5.

Main Risks

16.

Comment: The risk disclosure indicates that there “significant differences” in interpretations of what it means for a company to be relevant to the applicable Fund’s theme. Please clarify what the Fund means by this disclosure.

Response: The disclosure will be revised in response to the Staff’s comments. For example, the disclosure for the Social Advancement ETF will be revised as follows:

Moreover, there is no common definition of social advancement and as a result there ~~are~~ may be significant differences in interpretations of what it means for a company to be facilitating social advancement ~~relevant to the theme of social advancement~~. While the adviser believes its definitions and sustainable investment inclusion process are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views.

17.

Comment: The main risks section for each Fund includes “Geographic Focus Risk.” If a Fund is typically expected to focus its investments in one particular foreign country or region, please consider adding disclosure listing the country or region in “What are the Fund’s main investment strategies.”

Response: While the Fund may focus its investments in a particular country or region in the adviser’s discretion from time to time, currently, the Fund does not anticipate that there is a particular foreign country or region in which it will focus its investments.

18.

Comment: To the extent you invest in a company with multiple business lines, please consider the need for risk disclosure addressing the impact these other businesses may have on the Fund’s ability to isolate and separate themes from other return variables.

Response: Additional disclosure will be added to the Thematic Investing Risk. See below for sample disclosure from the Sustainable Infrastructure ETF.

Thematic Investing Risk......... In addition, there is a risk that the companies identified by the adviser’s investment process as reflecting the theme of sustainable infrastructure or its related sub- themes, do not operate as expected. While the adviser seeks to identify business activities in other areas that could negate the positive benefits created by a company’s products or services, the adviser’s ability to identify such business activities may be complicated in companies that have multiple lines of business, complex structures or are launching new lines of business.

19.

Comment: If creation units are purchased primarily with cash or are redeemed primarily with cash, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: We do not anticipate that the creation units for any of the three Funds generally will be purchased or redeemed primarily with cash.

The Fund’s Past Performance

20.

Comment: If performance information can be found on a website or by calling toll free number before the Fund has operated for at least one year, please disclose that such information is available through such sources in the paragraph under the Fund’s Past Performance.

Response: The following disclosure will be added at the end of the paragraph under “The Fund’s Past Performance.”

“Updated performance information is available by visiting www.jpmorganfunds.com or by calling1-844-457-6383 (844-4JPMETF).”

More About the Fund

21.

Comment: Each of the Funds disclose that, although not a main strategy, they may invest in convertible securities. Please disclose whether convertible securities may include contingent convertible securities (“CoCos”).

Response: The Funds do not currently expect to invest in CoCos.

22.	Comment: The disclosure indicates that the Fund’s investment objective can be changed without shareholder vote. If there is notice the Fund would give, please disclose it in this section.

Response: We would expect to provide shareholders with reasonable advance notice of material changes to a Fund’s non-fundamental investment objective. However, we note that Form N-1A does not require the Fund to specify a notice period for changes to the Fund’s non-fundamental investment objective.

23.	Comment: Please ensure that any principal risks identified in the Risk/Return Summary are identified as such in the More About the Fund section.

Response: We will revise the More About the Fund section to provide consistency, as applicable, with the risks identified as principal risks in the Risk Return Summary.

The Fund’s Management and Administration

24.

Comment: The disclosure provides that a discussion of the basis the Board of Trustees of the Trust used in approving the management agreement for the Fund will be available in the first shareholder report for the Fund. Please confirm compliance with Item 10(a)(1)(iii) of Form N-1A.

Response: We believe the current disclosure complies with Item 10(a)(1)(iii). The Fund is not operational as of the date of the filing and so the period cannot be determined as of the effective date. The disclosure is drafted to provide consistency across new Funds to alert shareholders that disclosure will be included in the first shareholder report provided for a Fund and to prevent inadvertent errors if a Fund’s launch date is delayed after the registration statement becomes effective.

Statement of Additional Information (“SAI”)

25.

Comment: Please delete the appendix to the SAI or conform to rule 6c-11 and the Commission’s guidance thereunder. In proposing rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c- 11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019).

Response: In response to the Staff’s comment, we will revise the Appendix to the SAI.

Social Advancement ETF

Main Investment Strategies

26.

Comment: Under “What are the Fund’s main investment strategies,” the first sentence in the first paragraph is circular and repeats information from the investment objective. Please consider revising to indicate what the Fund’s definition of “Social Advancement” is. In addition, the existing definition of Social Advancement in the second sentence is vague and does not indicate the types of investments the Fund will use. Please define precisely and clearly how the Fund defines social advancement. In doing so, clearly explain how the Fund defines the themes and selects investment best positioned relative to the theme.

Response: In response to the Staff’s comments, we will revise the first paragraph to provide as follows:

“For purposes of the Fund’s name and investment theme, “social advancement” is defined broadly as social and economic empowerment of people and communities across all levels of society through access to goods and services that the adviser believes allow people to survive and thrive. Such goods and services include essential amenities (such as food, sanitation, utility and baby care products), housing, healthcare, education and training, attainable financing solutions (such as accessible consumer banking, microfinance and small business lending, and mobile payment technologies) for individuals and communities across socioeconomic levels, and digital infrastructure solutions. In managing the Fund, the adviser identifies companies that, in the adviser’s opinion, currently are providing access to or investing in such goods or services, or are in the process of developing products or services to facilitate such access to such goods or services. The Fund is a “thematic” fund meaning that the Fund seeks to identify and invest in companies that are relevant to the investment theme of social advancement. Companies are selected in relation to the following key sub-themes:”

In addition to modifying the strategy disclosure as indicated above, we will also revise the More About the Fund section to replace the existing disclosure concerning the Fund’s sub-themes and to add a table that provides some examples of the types of goods and services that the adviser has identified as related to the theme of social advancement. As such examples are illustrative only, we believe such disclosure is most appropriate in the Item 9 disclosure.

The Fund is a “thematic” fund meaning that the Fund seeks to identify and invest in companies that are relevant to the investment theme of social advancement and its related sub-themes. The table below shows the Fund’s key sub-themes and a few examples of products or services that the adviser would consider relevant to the applicable sub-theme. Such examples are illustrative only and are not exhaustive. ~~Companies are selected in relation to the following key sub-themes. :~~

Description of Sub-Theme	Examples of Products and Services
Essential Amenities – Companies that the adviser believes are providing products or solutions for basic human needs such as food, sanitation, utility services and baby care products.	Essential amenities related to food include companies that the adviser believes are providing access to basic food items at low cost (e.g., convenience store operators) and companies endeavoring to increase the consumption of nutritious food (e.g., vitamin manufacturers). Companies related to sanitation include companies that the adviser believes are providing access to basic sanitation and personal care products to underserved populations or innovating to provide better quality products. Companies related to utility services include companies that the adviser believes are providing access to basic utilities, including water and electricity or focusing on pest control and management, waste management, and general sanitation. Essential amenities related to baby care include companies that the adviser believes are providing affordable baby care products or innovating to provide products that help with child development.

Description of Sub-Theme	Examples of Products and Services

Affordable Housing and Infrastructure – Companies that the adviser believes are investing in housing or infrastructure for all socioeconomic levels.

Companies that the adviser believes promote affordable housing (e.g., develop or manage single-family and multi-family rental homes, or retirement communities, or modular homes or factory- built housing or manufacture construction materials or inputs into affordable housing, such as housing insulation or other component goods). Companies that the adviser believes enhance public infrastructure (e.g., civil engineering, or support or management of road and rail infrastructure)

Healthcare and Wellbeing – Companies that the adviser believes are investing in and providing solutions for physical and mental health and wellness.

Companies that the adviser believes are providing hospital services and managed care, and companies providing healthcare solutions, including pharmaceuticals related to obesity, diabetes, cancer, and respiratory illness. Telemedicine and e-health companies that the adviser believes are providing accessible medical care for the broader population. Companies that the adviser believes provide wellbeing solutions, including athletic and sporting equipment and clothing and gyms. Companies investing in creating medical technologies.

Education and Training Talent – Companies that the adviser believes are providing educational materials and platforms to all levels of society or helping to provide skills to populations.	Companies that the adviser believes are providing sustainable student loans and education focused on accessing underserved/minority populations across ages. Companies that the adviser believes are providing digital education, continuing education, and talent training for employment.

Attainable Financing – Companies that the adviser believes are providing financial services to individuals at all socioeconomic levels or microfinancing solutions.	Companies including digital and banks (such as banks that offer digital banking solutions that help streamline retail banking and/or offer competition to traditional retail banks) that the adviser believes are providing microfinancing or affordable lending specifically to banking deserts and underserved communities and companies with majority of lending to small businesses. Companies that the adviser believes enable digital finance, including money management, mobile money, and accessible/efficient payment processing. Insurance companies that the adviser believes are focusing on life and health insurance in emerging markets, catastrophe insurance, disability insurance and renter’s insurance.

Description of Sub-Theme	Examples of Products and Services

Accessing the Digital Ecosystem – Companies that the adviser believes are facilitating digital access through hardware, software or platform infrastructure.	Companies that the adviser believes are providing internet access, specifically low-cost offerings to combat the digital divide via providing services in underserved populations including in rural communities. Semiconductor companies, and other hardware companies that the adviser believes make up component parts for digital access. Companies that the adviser believes are providing overall protection including cyber and digital protection

Additional information and where applicable, additional disclosure about how the Fund selects investment best positioned relative to the theme is provided in response to Comments 5.

27.

Comment: The prospectus provides that “[u]nder normal circumstances, the Fund invests at least 80% of its Assets in equity securities of companies that meet the adviser’s criteria for relevance to the theme of social advancement.” Please disclose how the adviser determines relevance to the theme of social advancement and provide examples of companies that would meet this criteria.

Response: The 80% policy will be revised as follows to reference the adviser’s sustainable investment inclusion process as a basis for determining whether a company is facilitating social advancement.

“Under normal circumstances, the Fund invests at least 80% of its Assets in equity securities of companies that are facilitating social advancement as determined by the adviser based on its sustainable investment inclusion process (the “80% policy”).”

In addition, the disclosure under Investment Process will be revised as follows to provide further detail concerning the adviser’s sustainable investment inclusion process as described in the response to comment 5.

28.

Comment: Please describe how does the Fund evaluates the quality of the services provided pursuant to the theme of social advancement. For example, would a pay day lender be considered related to the Fund’s sub-theme of “attainable financing?”

Response: As described in response to Comment 5, the adviser uses sustainable investment inclusion process to determine if a company’s products or services are aligned to the theme of social advancement. This determination includes a review that a company’s products or services to identify the social or environment benefits provided by such products or services and whether those relate to the Fund’s theme or sub theme. Consequently, a pay day lender would not be included in the Fund’s portfolio if the adviser determined the pay day lender’s practices were inconsistent with the theme of social advancement. Please see our response to Comment 5 for revised disclosure that will be added to the Fund’s prospectus concerning the Fund’s sustainable investment inclusion process.

29.	Comment: Should there be a reference to Attainable Financing sub-theme be included in the main risks section.

Response: Additional risk disclosure will be added to the main risks section.

Sustainable Consumption ETF and Sustainable Infrastructure ETF

30.

Comment: The Staff views the word “sustainable” in a Fund’s name as a reference to a type of investment or industry. While the Social Advancement ETF is not required to have an 80% policy, the Staff believes that the Sustainable Consumption ETF and Sustainable Infrastructure ETF are required to have a policy to invest at least 80% of their assets in companies that further or engage in sustainable infrastructure activity or sustainable consumption activity, respectively. The current 80% policies for the Sustainable Consumption ETF and Sustainable Infrastructure ETF discuss relevance to the Fund’s theme. Such disclosure is not equivalent to a policy to invest at least 80% in assets denoted by the Funds’ names. Rather, because the staff views “sustainable” as an industry, it must be based on objective measures rather than opinion. Please revise accordingly including any references to exclusions, revenue tests or other criteria used to determine if a company furthers or engages in sustainable activities.

Response: In response to the Staff’s comments, we will revise the 80% policies of the Funds as follows:

Sustainable Consumption ETF

“Under normal circumstances, the Fund invests at least 80% of its Assets in equity securities of companies that further or engage in sustainable consumption activities as determined by the adviser based on its sustainable investment inclusion process (the “80% policy”).”

Sustainable Infrastructure ETF

“Under normal circumstances, the Fund invests at least 80% of its Assets in equity securities of companies that further or engage in sustainable infrastructure activities as determined by the adviser based on its sustainable investment inclusion process (the 80% policy”).”

In determining whether a company furthers or engages in a sustainable activity, the adviser uses its sustainable investment inclusion process. We will add disclosure to the investment process sections of each Fund describing the adviser’s sustainable investment inclusion process in detail. (Such disclosure will correspond to the disclosure described in response to Comment 5). Please note that, while we are clarifying each Fund’s 80% policy, we respectfully disagree with the Staff’s view that “sustainable” in a Fund’s name refers to a type of investment that requires an 80% test under Rule 35d-1. Unlike bonds or equity fund names that clearly denote a specific type of security, “sustainable” in a Fund’s name refers to a strategy rather than a type of security. In addition, there is not universal agreement or objective measure as to what strategies should be considered “sustainable.” As a result, the proposed 80% policies reflect that the adviser invests in companies that facilitate or are engaged in sustainable activities as determined by the adviser based on its sustainable investment inclusion process.

Sustainable Infrastructure ETF

31.

Comment: The disclosure provides that sustainable infrastructure refers to physical and “organizational structures” that facilitate accessibility to public goods and services such as electricity, renewable energy, clean water, digital access, transportation, medical facilities, affordable housing and education. The reference to “organizational structures” is at odds with popular conception of infrastructure as physical. Please provide additional disclosure to consider infrastructure as organizational structure and how you evaluate from a sustainability and inclusion standpoint.

Response: The disclosure will be revised as follows:

. . . Infrastructure includes not only physical structures such as roads, bridges, or buildings but also companies providing key social services such as medical operators, digital connectivity providers, and enabling technologies (such as data centers and cell towers), technology, logistics, or other operational processes. For purposes of the Fund’s name and investment theme, “sustainable infrastructure” refers to ~~physical and organizational structures~~ infrastructure that facilitates accessibility to public goods and services such as electricity, renewable energy, clean water, digital access, transportation, medical facilities, affordable housing and education. . .

Please see the responses to comment 5 for additional information and disclosure concerning the adviser’s evaluation of companies from a sustainability and inclusion standpoint.

Sustainable Consumption ETF

32.	Comment. The list of sub-themes in the More About the Fund section for the Sustainable Consumption ETF is inconsistent with the disclosure in the Fund summary. Please conform the disclosure.

Response: The disclosure will be reconciled.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary